U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-27580


                           NOTIFICATION OF LATE FILING


                            CUSIP NUMBER 054529 20 1


(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1998


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                         Part I--Registrant Information

Full Name of Registrant:    AvTel Communications, Inc.

Former Name if Applicable: _______________________




Address of Principal Executive Office (Street and Number):
City, State and Zip Code:

501 Bath Street
Santa Barbara, CA 93101


                        Part II--Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

     The Registrant's independent auditors have requested additional information from the Registrant in order to complete the audit of Registrant's financial statements for the year ending December 31, 1998. In addition, the Registrant's resources have been employed in a prospective financing transaction.

     Because of the time and effort on the part of the Registrant and its management required (i) in order to collect such information and provide it to its auditors, and (ii) in connection with the prospective financing, the Registrant is unable to complete and file its Form 10-K for the year ended December 31, 1998, by the prescribed due date without unreasonable effort or expense. The Registrant will file its Form 10-K for such period no later than April 15, 1999, the fifteenth calendar day following the due date.

                           Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

         Anthony E. Papa   (805) 884-6300
             (Name)   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 1998, AvTel recorded revenues of $44.0 million and a net loss of $7.1 million or $0.74 per share on 9.6 million basic and diluted shares. The Company reported revenues of $51.4 million and a net loss of $10.2 million with a per share loss of $1.23 on approximately 8.3 million basic and diluted shares for the year ended December 31, 1997.

     The decline in gross revenues for the year ended December 31, 1998 over the year ended December 31, 1997 is primarily attributable to the anticipated reduction in less profitable residential long distance revenue in the Company's wholly-owned subsidiary Matrix Telecom, Inc. The existing base of residential long distance telephone services continued to churn down through the fourth quarter. Pricing re-rates, customer churn and minimal retention activity of older lower margin telemarketing and casual calling customers lead to a reduction in long distance revenue which was partially offset by other growing businesses such as data connectivity and Internet sales and by the addition of approximately $1.0 million of revenue from the acquisition of Remote Lojix/PCSI, Inc. in November 1998.

     Gross margins declined to 27.6% in 1998 compared to 29.5% in 1997 due to the continuing price pressure the industry is facing with increased competition.

     Additionally 1997 included a $9.1 million acquisition write off related to the Matrix Telecom acquisition, which did not reoccur in 1998.



AvTel Communications, Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 1999

By /s/ ANTHONY E. PAPA

         Anthony E. Papa
         Chief Executive Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).